Annex A

Plan of Complete Liquidation and Dissolution

PLAN OF COMPLETE LIQUIDATION
AND DISSOLUTION OF
VESTIN FUND III, LLC

This Plan of Complete Liquidation and Dissolution (the “Plan”) of Vestin Fund III, LLC, a Nevada limited liability company (the “Company”), has been recommended by Vestin Mortgage, Inc., a Nevada corporation, the sole manager of the Company (the “Manager”), as being in the best interests of the Company and its members.  The Manager has directed that this Plan be submitted to the members for its adoption or rejection at a special meeting of members.  Upon such adoption, the Company shall completely liquidate and voluntarily dissolve in accordance with the laws of the State of Nevada as follows:

1.   Effective Date.  The effective date of the Plan (the “Effective Date”) shall be the date on which it is adopted by the affirmative vote of the holders of record of a majority of the Company’s outstanding membership units.

2.    Dissolution. At such time as the Manager has determined that all necessary requirements for dissolution have been satisfied under Nevada law, the Manager shall execute and cause to be filed with the Nevada Secretary of State and elsewhere as may be required or deemed appropriate such documents as may be required to effectuate the dissolution of the Company.

3.   Management and Disposition of Assets. Following approval of the Plan, the Company shall not engage in any further business activities except for activities incident to the dissolution, liquidation and winding up of the affairs of the Company and such other activities incident thereto which the Manager, in its sole discretion, consider to be necessary, proper and consistent with the powers granted pursuant to Nevada law. In order to liquidate the Company, the Company shall no longer invest in loans secured by real estate.  The Company shall, to the extent available, distribute its earnings, less reasonable reserves established by the Manager, to liquidate the Company. Upon the repayment of loans by borrowers the Company will distribute the proceeds from such repayments to its members less reasonable reserves established by the Manager.  The Manager will continue to hold for sale foreclosed properties and upon the sale of such foreclosed properties shall distribute to its members the net proceeds less reasonable reserves.  Once all loans have been paid and all foreclosed properties have been sold all cash shall be distributed in accordance with Section 86.521 of the Nevada Revised Statutes.  During the process of winding up, the Manager shall have the discretion to extend the maturity date of any loan in accordance with the terms of the loan.  It is anticipated the liquidation of the loans may take up to two (2) years and the sale of foreclosed properties may take up to five (5) years.

4.   Provisions for Liabilities. All liabilities of the Company shall be paid, provided for, settled or otherwise satisfied in the manner determined by the Manager.  There may be set aside and retained in cash or other assets a reserve fund or reserve funds in an amount or amounts determined by the Manager to be necessary for the payment of estimated liabilities, taxes and expenses, including the expenses related to the effectuation of the Plan.

5.   Liquidating Trust.  In the event that (a) in the opinion of the Manager, it should not be feasible for the Company to pay, or adequately provide for, all liabilities of the Company (including costs and expenses incurred and anticipated to be incurred in connection with the effectuation of the Plan) at the time the final liquidating distribution is made pursuant to Section 6 hereof, or (b) the Manager shall determine that it is not advisable to distribute at such time any other property held by or for the account of the Company because such property is not reasonably susceptible for distribution to members or otherwise, the Company shall transfer and assign to a liquidating trust designated by the Manager (the  Liquidating Trust ) sufficient cash and property to pay or adequately provide for all such debts and liabilities and such other property as the Manager shall have determined is appropriate.  The Liquidating Trust shall be constituted pursuant to a Liquidating Trust Agreement in such form as the Manager may approve, it being intended that the transfer and assignment to the Liquidating Trust pursuant hereto and the distribution to members of the non-transferable beneficial interests therein shall constitute a part of the final liquidating distribution by the Company to the members of their pro rata interest in the remaining amount of cash and other property held by or for the account of the Company.  From and after the date of the Company’s transfer of cash and property to the Liquidating Trust, (i) the Company shall have no interest of any character in and to any such cash and property and (ii) all of such cash and property shall thereafter by held by the Liquidating Trust solely for the benefit of and ultimate distribution to the Company’s members, subject to any unsatisfied debts, liabilities and expenses.

6.   Distributions to Members. The assets of the Company which, in the opinion of the Manager, no longer need be retained as a reserve fund to meet liabilities, shall, subject to Section 4 hereof, be distributed to the members on a pro rata basis, with each unit sharing equally with respect to distributions at the times and under the conditions determined by the Manager.

7.   Authorization of Manager.  On and after the Effective Date, the Manager shall become trustees of the Company’s assets for the purposes of collecting and distributing the Company’s assets, applying them to the payment, satisfaction and discharge of the existing debts and obligations of the Company, including the necessary expenses of liquidation, and the Manager may distribute the remaining assets among the members, carry out the contracts of the Company, sell all or any part of the assets of the Company at public or private sale, sue or be sued in their own names as trustees or in the name of the Company and undertake all other acts consistent with law and the Company’s Third Restated and Amended Operating Agreement necessary and proper to liquidate the Company and wind up its affairs.

8.   Indemnification.  The obligation of the Company to indemnify and reimburse its Manager under the Company’s Third Restated and Amended Operating Agreement shall survive the liquidation and dissolution of the Company and may be satisfied only out of the assets of any reserve fund or Liquidating Trust which has assumed the liability of the Company therefor or the proceeds of insurance therefor, but not from distributions to members.

9.  Modification and Abandonment. The Manager may modify or amend this Plan if it determines that such action would be in the best interests of the Company and its members.  In the event that a modification or amendment appears necessary and will, in the judgment of the Manager, materially and adversely affect the interests of the members, such amendment or modification will be submitted to the members for approval.  The Manager may abandon this Plan without member approval at any time if it determines that abandonment would be in the best interests of the Company or its members.